UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934
LNB Bancorp, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Ohio	34-1406303

(State of Incorporation or Organization)	(I.R.S. Employer
Identification no.)

457 Broadway, Lorain, Ohio	44052

(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☐
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☑
Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(b) of the Act: None

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

N/A	N/A
Securities to be registered pursuant to Section 12(g) of the Act:
Rights to Purchase Preferred Shares of LNB Bancorp, Inc.

Item 1. Description Of Registrant’s Securities To Be Registered.
     Effective October 25, 2010, the Board of Directors of LNB Bancorp, Inc. (the “Company”) declared a dividend distribution of one right (a “Right”) for each outstanding Common Share, $1.00 par value per share (the “Common Shares”), of the Company. The distribution is to be made on November 5, 2010 (the “Record Date”) to the shareholders of record as of the close of business on the Record Date. Each Right entitles the registered holder to purchase from the Company one one-hundreth of a Series A Voting Preferred Share at a price of $60.00 per one one-hundreth of a share, subject to adjustment (the “Purchase Price”). The description and terms of the Rights are set forth in a Rights Agreement dated as of October 25, 2010, (the “Rights Agreement”), between the Company and Registrar and Transfer Company, as Rights Agent (the “Rights Agent”). The new Rights replace the rights that were distributed pursuant to the Company’s previous shareholder rights agreement, which rights expired in accordance with their terms on October 23, 2010.
     Until the earliest to occur of (i) the close of business on the tenth calendar day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the outstanding Common Shares (an “Acquiring Person”), or (ii) the close of business on the tenth business day (or such later date as may be specified by the Directors) following the commencement of a tender offer or exchange offer by a person or group of affiliated or associated persons, the consummation of which would result in beneficial ownership by such person or group of 10% or more of the outstanding Common Shares (the earliest of such dates being hereinafter called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificates.
     The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights) or, in the case of Common Shares issued upon conversion of the Company’s convertible securities, until the tenth day after the Distribution Date, new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Shares in respect of which Rights have been issued will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the “Right Certificates”) will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.
     The Rights are not exercisable until the Distribution Date. The Rights will expire on November 5, 2020 (the “Final Expiration Date”), unless earlier redeemed or exchanged by the Company as described below.
     The Purchase Price payable, and the number of Series A Voting Preferred Shares or other property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Series A Voting Preferred Shares; (ii) upon the grant to holders of the Series A Voting Preferred Shares of certain rights, options or warrants to subscribe for Series A Voting Preferred Shares or convertible securities at less than the current market price of the Series A Voting Preferred Shares; or (iii) upon the distribution to holders of Series A Voting Preferred Shares of evidences of indebtedness, cash (excluding regular periodic cash dividends), assets, stock (other than dividends payable in Series A Voting Preferred Shares) or of subscription rights, options or warrants (other than those referred to above).
     In the event (a “Flip-in Event”), that any person or group or affiliate or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights that are or were owned beneficially by the Acquiring Person (which, from and after the date of the earliest of any such event, will be void), will thereafter have the right to receive, upon exercise thereof at the then current Purchase Price, that number of Common Shares having a market value of two times the Purchase Price.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares (other than fractions which are multiples of one one-hundreths of a Series A Voting Preferred Share and fractions which may, at the election of the Company, be evidenced by depositary receipts) will be issued, and in lieu thereof, a payment in cash will be made based on the market price of the Series A Voting Preferred Shares on the last trading day prior to the date of exercise.
     In the event (a “Flip-over Event”) that, following the first date of public announcement that a person has become an Acquiring Person, (i) the Company merges with or into any person and the Company is not the surviving corporation, (ii) any person merges with or into the Company and the Company is the surviving corporation, but its Common Shares are changed or exchanged, or (iii) 50% or more of the Company’s assets or earning power, including without limitation securities creating obligations of the Company, are sold, proper provision shall be made so that each holder of a Right, other than Rights that are or were beneficially owned by the Acquiring Person after the date upon which the Acquiring Person became such (which will thereafter be void), shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of Common Shares (or, under certain circumstances, an economically equivalent security or securities) of such other person which at the time of such transaction would have a market value of two times the Purchase Price of the Right.
     At any time after the Distribution Date, the Company may exchange the Rights (other than any Rights which have become void), in whole or in part, at an exchange ratio of one Common Share (or a lesser ratio as determined by the Directors if the Company does not have sufficient authorized and unreserved Common Shares) per Right (subject to adjustment).
     The Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the “Redemption Price”), at any time prior to the close of business on the Distribution Date. Immediately upon the effective date of action of the Directors electing to redeem the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Company will give notice of such redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at their last addresses as they appear on the registry books of the Rights Agent.
     Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.
     The Rights Agreement may be amended by the Company without the approval of any holders of Rights, including amendments which add other events requiring adjustment to the Purchase Price payable and the number of Common Shares and/or Series A Voting Preferred Shares or other securities issuable upon the exercise of the Rights or which modify procedures relating to the redemption of the Rights, provided that no amendment may be made which (i) changes the stated Redemption Price, (ii) reduces the number of Series A Voting Preferred Shares for which a Right is then exercisable, or (iii) modifies a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable.
     The foregoing summary of the principal terms of the Rights Agreement is a general description only and is qualified in its entirety by reference to the detailed terms and conditions of the Rights Agreement. The Rights Agreement is filed as Exhibit 2.2 to this registration statement on Form 8-A and is incorporated herein by reference. Unless the context otherwise requires, the capitalized terms used herein shall have the meanings ascribed to them in the Rights Agreement.
Item 2. Exhibits.

Exhibit No.	Description of Exhibit

2.1	Certificate of Amendment to Amended Articles of Incorporation of LNB Bancorp, Inc., classifying and designating the Series A Voting Preferred Shares (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by LNB Bancorp, Inc. on October 25, 2010).

2.2	Rights Agreement between LNB Bancorp, Inc. and Registrar and Transfer Company, as rights agent, dated October 25, 2010, including the Form of Right Certificate and the Summary of Rights to Purchase Preferred Shares (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by LNB Bancorp, Inc. on October 25, 2010).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

LNB BANCORP, INC.
By:	/s/ Gary J. Elek
Gary J. Elek
Chief Financial Officer

Date: October 25, 2010

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

2.1	Certificate of Amendment to Amended Articles of Incorporation of LNB Bancorp, Inc., classifying and designating the Series A Voting Preferred Shares (incorporated herein by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by LNB Bancorp, Inc. on October 25, 2010).

2.2	Rights Agreement between LNB Bancorp, Inc. and Registrar and Transfer Company, as rights agent, dated October 25, 2010, including the Form of Right Certificate and the Summary of Rights to Purchase Preferred Shares (incorporated herein by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by LNB Bancorp, Inc. on October 25, 2010).